Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 001-14768

Thursday, October 6, 2011

In This Edition

You’ll read more in this Merger Update newsletter about the recent work of Functional Integration Team leads and the latest with merger filings and approvals.

Thank you for your commitment to customers and for your focus on delivering great service throughout the merger process.

Filings and Approvals: MDPU

There has been some activity on the Massachusetts regulatory front over the past several weeks. Massachusetts Department of Public Utilities (MDPU) hearings wrapped up in July, and intervenors recently filed their initial briefs with the MDPU.

Comments from intervenors fell into two general categories: (1) substantial environmental benefits should come out of the merger, such as additional long-term contracts for renewable power or other initiatives; and (2) the MDPU should impose various conditions on the merger relating to rates and sharing of costs savings expected to result from the merger.

Positive Environmental Outcomes

NU and NSTAR believe this merger clearly meets the net benefits standard as it relates to environmental benefits. Both companies have already embraced green legislation in the Commonwealth

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FIT Leads Continue Important Work

Over the past several weeks, Functional Integration Team (FIT) leads have been working on Day One readiness initiatives, as well as assessing the current status of functions within the respective organizations at NU and NSTAR. In August and September, FIT Leads provided status reports to the Integration Program Management Office (IPMO) (Chris Carmody, Jim Judge, Jean LaVecchia, David McHale and Shirley Payne) and will be meeting again this month to update their important work. The teams’ work remains fluid and active, and FIT leads will continue to work with post-close officers and IPMO members on specific action items in preparation for the merger closing and Day One.

in a number of ways, such as long-term contracts with wind developers, taking a leadership role in energy efficiency programs for customers and NU’s solar development and electric vehicle initiatives.

Additionally, NU and NSTAR are already partnering on the Northern Pass project, which will bring low-carbon power from Hydro-Québec in Canada to the region. Together, NU and NSTAR will continue these types of initiatives and more. This merger is good news for the environment.

The Merger and Rates

NSTAR has a rate settlement agreement in place, which has frozen electric delivery rates since 2006. It expires at the end of 2012. However, the Massachusetts Department of Energy Resources (DOER) has filed a motion requesting a comprehensive review of NSTAR’s rates as part of the current merger proceeding, instead of in 2012 as part of the natural end of the settlement agreement.

NU and NSTAR feel this rate review should not be part of the merger proceeding because it is not required to meet the state’s net benefits merger standard. A full rate review means that NSTAR would have to re-justify certain costs of doing business, such as employee wages and benefits, or tools and materials, when the existing rate settlement already provides for the ratemaking of these costs through 2012.

Savings from the merger could help partially offset the need for a rate increase to cover these business costs after 2012. This type of comprehensive rate review would significantly delay the merger and its considerable benefits for customers.

Additionally, the Massachusetts Attorney General has requested another rate freeze, or a rate credit to customers, as part of the merger approval. NU and NSTAR do not agree that a rate freeze or credit is appropriate at this point, as it will take time to obtain merger savings. The companies plan to recommend the merger be approved, subject to later consideration of the sharing of savings with customers.

Next Steps

NU and NSTAR are reviewing all intervenor comments, and will file a brief on October 12. From there, intervenors will file their final reply briefs on October 24, to which NU and NSTAR will reply with final briefs on October 31. Oral arguments on a DOER motion to stay the merger proceedings are scheduled to take place before the MDPU on November 4.

While both the number of intervenors and the DOER motion are factors contributing to a potentially longer merger approval process than originally anticipated, NU and NSTAR remain fully confident the merger will be approved. As we know, bringing these companies together will create a stronger, better company for customers, employees, shareholders and the environment.

Answers to Your Questions About the Merger

How was the reduction of approximately 350 positions in the net benefits analysis calculated?

The NU/NSTAR net benefits analysis, conducted in the spring, showed at least $780 million in overall savings over a 10-year period, and an excess of $5 billion in savings over 40 years. Some of that savings included a reduction of approximately 350 positions during the first five years. Those position reductions are expected to come via normal attrition and retirements, not from any broad-based, company-wide layoffs or early retirement programs.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”